Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated May 8, 2014

Fantex, Inc.

On May 2, 2014, an interview with Fantex, Inc. Chief Executive Officer, Cornell “Buck” French, the transcript of which is attached hereto as Annex A, was broadcast by WHAM 1180AM News (the “Broadcast”). The Broadcast references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) and the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) of Fantex, Inc. (the “Vernon Davis Offering” and the “EJ Manuel Offering” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476 and 333-194256, respectively), as amended (the “Vernon Davis Registration Statement” and the “EJ Manuel Registration Statement” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcast includes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Broadcast was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Broadcast is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the Broadcast or any other broadcasts by the publisher concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcast represented the publisher’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, host Chet Walker refers to “buying stock in [your favorite NFL player],” to “somebody [buying] stock in EJ,” and states that “[Fantex, Inc. is going to be] offering shares in Bills quarterback, EJ Manuel.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series EJ Manuel will have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and between EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company.

•                  During the Broadcast, Mr. Walker describes Fantex, Inc. as a “brokerage firm.” Fantex, Inc. is a brand building company that purchases a minority interest in an athlete brand and works to increase the value of the brand. In order to fund the purchase, Fantex, Inc. develops a tracking stock that is linked to the economic performance of the brand. Fantex Brokerage Services, LLC (“FBS”) is the Company’s affiliated broker-dealer and the exclusive trading platform for tracking stocks that are issued by Fantex, Inc.

•                  During the Broadcast, Mr. Walker states that “[Fantex, Inc.] already [offers tracking stocks linked to underlying cash flow] for a couple of players like the 49ers Vernon Davis.” As of May 7, 2014, the Company has entered into three brand contracts one with each of EJ Manuel, Vernon Davis and Arian Foster, each professional athletes in the NFL. The Company sold 421,100 shares of Fantex Series Vernon Davis in an initial public offering on April 28, 2014 pursuant to the Vernon Davis Registration Statement and is offering Fantex Series EJ Manuel, a tracking stock intended to track and reflect the separate economic performance of the EJ Manuel brand. On November 12, 2013, after confirming reports that Arian Foster will undergo season ending back surgery, the Company announced the postponement of the offering for Fantex Series Arian Foster Convertible Tracking Stock.

•                  During the Broadcast, Mr. French states that “[Fantex, Inc.] acquired ten percent of the future cash flow stream, that’s [Vernon Davis’] NFL playing contracts, endorsements, appearance fees, importantly his post career should he become a broadcaster or radio show host.” Under the terms of the EJ Manuel Brand Contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the EJ Manuel Brand Contract (the “Acquired Brand Income” or “ABI”), contingent upon Fantex, Inc. obtaining financing to pay the purchase price to EJ Manuel.

•                  During the Broadcast, Mr. French states that “So as EJ Manuel improves and does better in the NFL or does better on the off-field and he generates more cash flow, then there’s more value accrued to the shareholders. And obviously, conversely, if he doesn’t do better, there’s less value.” Investing in Fantex Series EJ Manuel is highly complex, risky and speculative, there is no assurance of profit, and such investment should be considered only by persons who can afford the loss of their entire investment. The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement. Furthermore, as noted above, holders of shares of the Company’s Fantex Series EJ Manuel will have no direct investment in EJ Manuel, his brand or the EJ Manuel Brand Contract.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Manuel, the ability to contribute to Manuel’s efforts to build brand value, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel or Arian Foster. The Company generally identifies forward-looking statements by words such as “expect,” “project,” “intend,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast with WHAM 1180AM News

MEDIA:                                                Radio

STATION:                                  WHAM 1180AM

Date:                                                                  05/02/2014

SUBJECT:                                 Buck French and Chet Walker

Chet Walker, Host:

Right now I want to talk about drafting your favorite NFL player, not in your Fantasy Football League, but actually buying stock in some of them. There’s a brokerage firm called Fantex, it’s gonna be offering shares in Bills quarterback, EJ Manuel. To talk about this whole concept is Buck French; he’s the CEO and Co-Founder of Fantex.

Buck, thanks for joining us this morning, we appreciate this. Now your company already does this for a couple of players like the 49ers Vernon Davis. How does this work?

Buck French, CEO, Fantex:

Sure, so thanks for having me Chet. It works—we’ve created a security that’s linked to the underlying cash flow of professional athletes. So in the case of Pro Bowl tight end Vernon Davis, we offered and closed the transaction this past Monday, where we sold shares to the general public at Fantex.com. And the shares now are trading at the same place, Fantex.com. And what it is, is we acquired ten percent of the future cash flow stream, that’s his NFL playing contracts, endorsements, appearance fees, importantly his post career should he become a broadcaster or radio show host. All that cash flow stream would be included. And our goal is to dividend portions of that out as we collect it to shareholders.

Walker:

Alright, alright, so is this traded on the stock market literally?

French:

We created our own marketplace. It’s all licensed, regulated, it’s not a game. We’re—the security is registered with the Securities and Exchange Commission, and the marketplace is licensed through the SEC. And you literally go to Fantex.com and you can trade the security.

Walker:

And from what I’ve read, EJ will get a nice chunk of money upfront for a percentage of what he earns. And say somebody buys stock in EJ, what do they end up with?

French:

So on Monday we’re opening up for reservations for Fantex EJ Manuel, that’s the security that’s linked to ten percent of the cash flow that’s generated by EJ Manuel’s brand. What they get is a security that’s value is linked to the performance of the brand. So as EJ Manuel improves and does better in the NFL or does better on the off-field and he generates more cash flow, then there’s more value accrued to the shareholders. And obviously, conversely, if he doesn’t do better, there’s less value. So we’re excited to be working with EJ, we think he’s a dynamic individual and we’re looking forward to it opening up on Monday.

Walker:

Well Buck if people want more information, where do they go to get it?

French:

They go to Fantex.com and they can read up about what we’re doing/

Walker:

Alright, well I’m not into stock trading but here’s a little tip for you, if he does go into radio hosting, that’s a buy signal, just so you know.

French:

Got it.

Walker:

Thanks Buck.

French:

I’ll keep that in mind.

Walker:

Buck French, CEO and Co-Founder of Fantex.

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